Exhibit 1.4

Investor Relations Monish Bahl CDC Corporation 678-259 8510 monishbahl@cdcsoftware.com	Media Relations Jenny Hui China.com Inc 8610-85184499 ext. 662 huying@np.china.com

FOR IMMEDIATE RELEASE

China.com Launches US$20 Million Web 2.0 Developer Program In China

[Beijing, November 3, 2006] China.com, a leading internet services provider in China and a Hong Kong listed subsidiary of CDC Corporation (NASDAQ: China), today announced its Web 2.0 Developer Program, which includes US$20 million allocated for investment in selected web development partners. China.com will seek to establish strategic relationships with leading local Web 2.0 companies to accelerate the development of innovative products and services targeted specifically for the China market.

China.com will select small to medium size developers with the technological skill, innovative vision and deep understanding of what drives the Chinese Internet community to develop the next generation of products and services in online video, social networking, blogs, 3G and broadband content and mobile search.

Through direct cash investments, equity investments, lines of credit or a combination of these, China.com will invest up to US$20 million in selected Web 2.0 development partners. China.com will also leverage its deep relationships with advertisers and broad knowledge of the market as one of the first Internet companies in China to provide marketing, advertising and sales support to its partners for their products and services. As part of the strategic partnership, China.com’s development partners will also be able to leverage the extensive market coverage of the CDC family of companies including millions of growing subscribers of CDC Mobile and China.com and 37 million registered users of CDC Games.

“We are very excited at the potential for Web 2.0 in China and our goal is to be one of the leaders of this vast emerging market,” said Dr. Xiaowei Chen, Chief Financial Officer of China.com. “We believe that with our strong financial resources, deep partnership with technology leaders like Google and Microsoft and broad understanding of Chinese Netizens, we are well placed to help our Web 2.0 development partners fully monetize their products and services. We feel that this program will bring as much benefit to China’s Web 2.0 development community as the CDC Games’ online game developer program and CDC Software’s franchise partner program have brought to the online gaming and enterprise software communities. We have been in negotiations with a number of top Web 2.0 developers in China and hope to finalize investments in several companies in the next few quarters.”

About China.com Inc
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), and Internet services company operating principally in China, and a subsidiary of CDC Corporation (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation. CDC Games is one of the market leaders of online games in China with over 37 million registered users.

About CDC Mobile
CDC Mobile is focused on providing MVAS products to subscribers in China and is a business unit of CDC Corporation.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements to the development of China.com Web 2.0 Developer Program, future opportunities with development partners, ability to help development partners build new Web 2.0 products and services through investment, future acquisitions, future development of Web 2.0 market in China and the ability of the development partners to build successful Web 2.0 products and services l. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to make investments in development partners, the ability of development partners to utilize any investment to build Web 2.0 products and services for the China market, the ability to make changes in business strategy, development plans and product offerings; the development of the Web 2.0 market in China and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.